Exhibit 99.1
Silicom Ltd.
and its Subsidiaries
Consolidated
Financial Statements
As of and for the year ended
December 31, 2021

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Silicom Ltd. and subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates

Capitalized internally developed software costs

As described in Note 2P to the consolidated financial statements, the Company capitalized internally developed software costs of $6.5 million as of December 31, 2021. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal developed software that will be placed in service.

The principal considerations for our determination that performing procedures relating to capitalized internally developed software costs is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to capitalized internally developed software costs due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization;

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for estimating the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when internal developed software is placed in service and amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 16, 2022

We have served as the Company’s auditor since 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2020, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International
We have served as the Company’s auditor since 1997 to 2021.
Tel Aviv, Israel
March 15, 2021

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2020	2021
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	20,676	29,285
Short-term bank deposits	2F	5,000	-
Marketable securities	2G, 5	35,117	8,266
Accounts receivable:
Trade, net	2H	21,660	31,120
Other	6	6,126	4,693
Inventories	7	47,650	75,753

Total current assets		136,229	149,117

Marketable securities	2G, 5	15,281	23,773

Assets held for employees' severance benefits	12	1,833	1,882

Deferred tax assets	16G	1,790	1,616

Property, plant and equipment, net	8	4,110	4,576

Intangible assets, net	9	1,170	4,314

Operating leases right-of-use, net	11	9,913	8,765

Goodwill		25,561	25,561

Total assets		195,887	219,604

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2022

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2020	2021
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		14,610	29,918
Other accounts payable and accrued expenses	10	12,953	18,582
Operating lease liabilities	11	1,813	1,811

Total current liabilities		29,376	50,311

Long-term liabilities
Operating lease liabilities	11	8,282	7,377
Liability for employees' severance benefits	12	3,256	3,443
Deferred tax liabilities	16G	136	10

Total liabilities		41,050	61,141

Shareholders' equity	13
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,670,033 and 7,670,033 issued as at
December 31, 2020 and 2021, respectively;
6,899,515 and 6,709,528 outstanding as at
December 31, 2020 and 2021, respectively		22	22
Additional paid-in capital		60,117	63,390
Treasury shares (at cost) 770,518 and 960,505 ordinary shares as at
December 31, 2020 and 2021, respectively		(24,807)	(34,995)
Retained earnings		119,505	130,046

Total shareholders' equity		154,837	158,463

Total liabilities and shareholders’ equity		195,887	219,604

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2019	2020	2021
		US$ thousands
	Note	Except for share and per share data

Sales	2O, 14	105,240	107,398	128,460
Cost of sales		69,146	73,632	84,072

Gross profit		36,094	33,766	44,388

Operating expenses
Research and development		15,075	17,244	20,091
Sales and marketing		6,647	6,209	6,599
General and administrative		4,159	4,065	4,641

Total operating expenses		25,881	27,518	31,331

Operating income		10,213	6,248	13,057
Financial income, net	15	1,646	1,034	(152)

Income before income taxes		11,859	7,282	12,905

Income taxes	16	1,623	1,557	2,364

Net income		10,236	5,725	10,541

Income per share:
Basic income per ordinary share (US$)	2U	1.361	0.804	1.544

Diluted income per ordinary share (US$)		1.352	0.800	1.513

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		7,520	7,118	6,826

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		7,573	7,157	6,969

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2019	7,559,205	22	54,621	(38)	103,544	158,149

Exercise of options and RSUs(2)	44,500	*-	154	-	-	154
Purchase of treasury shares	(252,388)	-	-	(7,971)	-	(7,971)
Share-based compensation	-	-	2,355	-	-	2,355
Net income	-	-	-	-	10,236	10,236

Balance at December 31, 2019	7,351,317	22	57,130	(8,009)	113,780	162,923

Exercise of options and RSUs(2)	51,357	*-	276	-	-	276
Purchase of treasury shares	(503,159)	-	-	(16,798)	-	(16,798)
Share-based compensation	-	-	2,711	-	-	2,711
Net income	-	-	-	-	5,725	5,725

Balance at December 31, 2020	6,899,515	22	60,117	(24,807)	119,505	154,837

Purchase of treasury shares	(322,689)	-	-	(14,291)	-	(14,291)
Reissuance of treasury shares under share-based compensation plan	132,702	*-	411	4,103	-	4,514
Share-based compensation	-	-	2,862	-	-	2,862
Net income	-	-	-	-	10,541	10,541

Balance at December 31, 2021	6,709,528	22	63,390	(34,995)	130,046	158,463
(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs")
(3)	Company shares held by the Company. Presented as a reduction of equity at their cost to the Company.
The treasury shares have no rights.
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2019	2020	2021
	US$ thousands

Cash flows from operating activities
Net income	10,236	5,725	10,541

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,997	2,384	2,437
Impairment of intangible assets	-	1,657	-
Write-down of obsolete inventory	2,106	1,578	5,246
Discount on marketable securities, net	144	244	621
Share-based compensation expense	2,355	2,711	2,862
Deferred taxes, net	(699)	(61)	48
Changes in assets and liabilities:
Accounts receivable - trade	(1,441)	3,467	(9,472)
Accounts receivable - other	4,385	(1,362)	1,217
Accounts receivable - related parties	364	-	-
Change in liability for employees' severance benefits, net	175	153	138
Inventories	3,529	(13,336)	(33,526)
Trade accounts payable	769	(2,076)	15,031
Other accounts payable and accrued expenses	2,824	3,872	5,936
Accounts payable - related parties	(18)	-	-
Net cash provided by operating activities	26,726	4,956	1,079

Cash flows from investing activities
Investment in short-term bank deposits, net	(13,542)	8,542	5,000
Purchase of property, plant and equipment	(1,441)	(1,694)	(2,586)
Investment in intangible assets	(1,018)	(1,487)	(3,572)
Proceeds from maturity of marketable securities	1,997	16,629	37,850
Purchases of marketable securities	(15,604)	(6,558)	(19,927)
Net cash provided by (used in) investing activities	(29,608)	15,432	16,765

Cash flows from financing activities
Exercise of options	154	276	-
Purchase of treasury shares	(7,971)	(16,798)	(14,291)
Proceeds from reissuance of treasury shares upon exercise of options	-	-	4,514
Net cash used in financing activities	(7,817)	(16,522)	(9,777)

Effect of exchange rate changes on cash balances held	360	341	542

Increase (decrease) in cash and cash equivalents	(10,339)	4,207	8,609

Cash and cash equivalents at beginning of year	26,808	16,469	20,676
Cash and cash equivalents at end of year	16,469	20,676	29,285

Supplementary cash flow information
A. Non-cash transactions:
Investments in property, plant and equipment and ROU	1,621	7,548	510
B. Cash paid during the year for:
Income taxes	1,103	1,284	2,371

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

The significant outbreak of a contagious disease, Covid-19, which was declared a pandemic by the World Health Organization in March 2020, has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in a global economic downturn. As a response to the spread of Covid-19 many countries, including Israel, USA and Denmark where most of the Company's workforce is located, have been taking measures designated to limit the continued spread of Covid-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Many Governments around the globe introduced temporary emergency regulations requiring all residents to remain in their homes along with limitations on which business are allowed to remain open and the number of workers allowed at each site. While Israel, USA and Denmark began vaccinating their population in 2020 and 2021, it is still unclear to what extent the vaccines will be able to stop the spread of the pandemic, especially because it is still unknown whether the vaccine is effective in neutralizing all variants of the virus. While the full impact of the Covid-19 pandemic is still unknown at this time, the Company is closely monitoring the developments and continually assessing the potential impact on its business. The Company's business may be adversely affected by the Covid-19 pandemic related risks, which may lead to an adverse effect on the Company's financial performance, revenue, financial position and results.
Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 14A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the dollar is the currency that represents the principal economic environment in which the Company operates and is thus its functional currency.

Transactions and monetary balances in other currencies are translated into the functional currency using the current exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.
B.	Basis of presentation
The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition over time, credit loss, income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.
D.	Business combinations
The Company accounts for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.
E.	Cash and cash equivalents
The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.
F.	Short-term bank deposits
Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.
G.	Marketable securities
The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.
Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion are included in the "Financial income, net" line item in the consolidated statements of operations.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

G.	Marketable securities (cont’d)
The Company’s impairment policy until December 31, 2019, prior to the adoption of the new CECL standard

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.
A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.
If the Company intends to sell the security or it is more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

The Company’s impairment policy from January 1, 2020, following the adoption of the new CECL standard

On January 1, 2020, the Company adopted ASU 2016-13 (Topic 326) Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, as further clarified by the Financial Accounting Standards Board (the "FASB") through the issuance of additional related ASUs, which requires the measurement and recognition of current expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the previous incurred loss impairment model with an expected loss model, which requires the use of forward-looking information to calculate credit loss estimates. The Company adopted the standard under the modified retrospective approach.
H.	Trade accounts receivable, net
The Company’s accounts receivables accounting policy until December 31, 2019, prior to the adoption of the new CECL standard

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

The Company’s accounts receivables accounting policy from January 1, 2020, following the adoption of the new CECL standard

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Company presents accounts receivable in the consolidated balance sheets net of allowance for credit losses for potential uncollectible amounts. The Company estimates the collectability of accounts receivable balances and adjust the allowance for credit losses based on the Company's assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. The Company also considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

As of December 31, 2020 and 2021, the allowance for credit losses amounted to US$ 20 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

I.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.

The Company writes down obsolete or slow moving inventory to its net realizable value.

J.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.
K.	Property, plant and equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*	Over the shorter term of the lease or the useful life of the asset
L.	Goodwill and other intangible assets
Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.
Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.
The Company operates in one operating segment and this segment comprises one reporting unit.
The Company’s goodwill impairment policy until December 31, 2019, prior to the adoption of ASU 2017-04
Goodwill is reviewed for impairment at least annually in accordance with ASC 350, Intangibles—Goodwill and Other. ASC 350 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.
If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.	Goodwill and other intangible assets (cont’d)
The Company’s goodwill impairment policy from January 1, 2020, following the adoption of ASU 2017-04

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

During the years ended December 31, 2019, 2020 and 2021, no impairments were found and therefore no impairment losses were recorded.
M.	Impairment of long-lived assets
In accordance with Impairment or Disposal of long-lived assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall. Long-lived assets, such as property, plant, equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
N.	Leases
The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019. The standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. As of December 31, 2021, all of the company's leases are operating leases.
On the commencement date, the lease payments shall include variable lease payments that depend on an index (such as the Consumer Price Index), initially measured using the index at the commencement date. The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred. Variable payments that depends on use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.
Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a ROU asset at the same amount of the liability, adjusted for any prepaid lease payments. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.	Leases (cont’d)

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

The Company’s lease agreements have remaining lease terms of 2 to 9 years. Some of these agreements include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 11.
O.	Revenue recognition
The Company derives revenues primarily from the sale of networking and data infrastructure solutions.
The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.  The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of the Company's contracts includes one type of performance obligation. The Company evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of the Company's revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
P.	Research and development costs
Capitalization of software development costs (mainly salary) related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.
Q.	Allowance for product warranty
The Company grants assurance-type warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.
R.	Treasury shares
Treasury shares are recorded at cost and presented as a reduction of shareholders' equity. The Company reissues treasury shares under the Global Share Incentive Plan (2013), upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
S.	Income taxes
Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments.
T.	Share-based compensation
The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:
When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
U.	Basic and diluted earnings per share
Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.
The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2019	2020	2021
Net income attributable to ordinary shares (US$ thousands)	10,236	5,725	10,541

Weighted average number of ordinary shares outstanding used in basic income per ordinary share calculation	7,520,389	7,118,244	6,825,630

Add assumed exercise of outstanding dilutive potential ordinary shares	52,228	38,519	143,172

Weighted average number of ordinary shares outstanding used in diluted income per ordinary share calculation	7,572,617	7,156,763	6,968,802

Basic income per ordinary shares (US$)	1.361	0.804	1.544

Diluted income per ordinary shares (US$)	1.352	0.800	1.513

Weighted average number of shares related to options excluded from the diluted earnings per share calculation because of anti-dilutive effect	351,610	180,916	65,534

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)
V.	Comprehensive Income
   For the years ended December 31, 2019, 2020 and 2021, comprehensive income equals net income.
W.	Fair Value Measurements
The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)
X.	Concentrations of risks
(1)          Credit risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2020 and 2021, the ratings of the securities in the Company's portfolio was at least A- and BBB+ respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.
(2)          Significant customers
The Company's top four ultimate customers accounted for approximately 35% of its revenues in 2021. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 14.
Y.	Liabilities for loss contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is deductible for income tax purposes for 10 years.

B.	Silicom Denmark

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Silicom Denmark, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015.

In connection with the contingent consideration, during 2016 the Company paid to the Silicom Denmark sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.

In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Silicom Denmark sellers and to the Silicom Denmark employees (see Note 12I).

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2020	2021
	US$ thousands

Cash	19,477	25,368
Cash equivalents *	1,199	3,917
	20,676	29,285

*	Comprised mainly of bank deposits in ILS as at December 31, 2020 and 2021 carrying a weighted average interest rate of 0.84% and 0.03%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities
The Company's investment in marketable securities as of December 31, 2020 and 2021 are classified as ''held-to-maturity'' and consist of the following:
	Amortized cost basis**	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value*
	US$ thousands
At December 31, 2021
Held to maturity:
Corporate debt securities and government debt securities
Current	8,300	43	(19)	8,324
Non-Current (1 to 4 years)	23,966	10	(512)	23,464

	32,266	53	(531)	31,788

At December 31, 2020
Held to maturity:
Corporate debt securities and government debt securities
Current	35,445	265	(102)	35,608
Non-Current (1 to 5 years)	15,365	339	-	15,704

	50,810	604	(102)	51,312
*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 412 thousand and US$ 227 thousand as of December 31, 2020 and 2021, respectively.

The accrued interest is presented as part of other receivables on the balance sheet.
Activity in marketable securities in 2021	US$ thousands

Balance at January 1, 2020	61,125

Purchases of marketable securities	6,558
Discount on marketable securities, net	(244)
Proceeds from maturity of marketable securities	(16,629)

Balance at January 1, 2021	50,810

Purchases of marketable securities	19,927
Discount on marketable securities, net	(621)
Proceeds from maturity of marketable securities	(37,850)

Balance at December 31, 2021	32,266

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)
The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2021:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(531)	25,814	—	—	(531)	25,814

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	—	—	53	5,974	53	5,974
The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Note 6 - Other Receivables

	December 31
	2020	2021
	US$ thousands

Advances to suppliers	618	333
Government authorities	3,668	2,184
Prepaid expense	477	768
Other receivables	1,363	1,408
	6,126	4,693

Note 7 - Inventories

	December 31
	2020	2021
	US$ thousands

Raw materials and components	29,362	57,156
Products in process	10,041	11,186
Finished products	8,247	7,411
	47,650	75,753

In the years ended December 31, 2019, 2020 and 2021, the Company recorded inventory write-downs in the amount of US$ 2,106 thousand, US$ 1,578 thousand and US$ 5,246 thousand respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2020	2021
	US$ thousands

Machinery and equipment	15,494	17,305
Office furniture and equipment	991	1,129
Leasehold improvements	2,884	3,406

Property, plant and equipment	19,369	21,840

Accumulated depreciation	(15,259)	(17,264)

Property, Plant and equipment, net	4,110	4,576

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 were US$ 1,731 thousand, US$ 2,000 thousand and US$ 2,009 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2020	2021
	Useful	US$ thousands
Original cost:
Capitalization of software development costs	3	2,983	6,546
Licenses	3	556	565
		3,539	7,111
Accumulated amortization:
Capitalization of software development costs		2,163	2,366
Licenses		206	431
		2,369	2,797

Intangible assets, net:
Capitalization of software development costs		820	4,180
Licenses		350	134
		1,170	4,314
Amortization expense for the years ended December 31, 2019, 2020 and 2021 were US$ 266 thousand, US$ 378 thousand and US$ 428 thousand, respectively. The company recorded an impairment charge of US$ 1,657 thousand in the year ended December 31, 2020, for software that will no longer be utilized by the company and the asset value and accumulated amortization were written off. The impairment was recorded in cost of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Other accounts payable and accrued expenses

	December 31
	2020	2021
	US$ thousands

Accrued expenses	2,739	8,664
Employee benefits	6,154	6,562
Government authorities	632	577
Other payables	3,428	2,779
	12,953	18,582

Note 11 – Leases

A.	The components of operating lease cost for the year ended December 31, 2021 and 2020 were as follows:
	Year ended December 31
	2019	2020	2021
	US$ thousands
Operating lease costs (mainly plant and offices)	1,494	1,623	1,921
Variable lease payments not included in the lease liability	2	3	8
Short-term lease cost	287	285	278
Total operating lease cost	1,783	1,911	2,207
B.	Supplemental cash flow information related to operating leases was as follows:
	Year ended December 31
	2019	2020	2021
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,541	1,601	1,887
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Operating leases	1,524	7,201	451

C.        Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2020	2021
	US$ thousands

Operating leases:
Operating leases right-of-use	9,913	8,765

Current operating lease liabilities	1,813	1,811
Non-current operating lease liabilities	8,282	7,377
Total operating lease liabilities	10,095	9,188

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Leases (cont’d):
C.        Supplemental balance sheet information related to operating leases was as follows (cont’d):
	December 31
	2020	2021
	US$ thousands

Weighted average remaining lease term (years)	8.2	7.3

Weighted average discount rate	2.4%	2.3%
D.       Future minimum lease payments under non-cancellable leases as of December 31, 2021 were as follows:
December 31, 2021
US$ thousands

2022	1,813
2023	1,597
2024	1,235
2025	1,011
After 2026	4,090
Total operating lease payments	9,746
Less: imputed interest	(558)
Present value of lease liabilities	9,188

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Assets Held and Liability for Employees' Severance Benefits
A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.
In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.

According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.

Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2019, 2020 and 2021 were US$ 929 thousand, US$ 986 thousand and US$ 1,104 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity
Capital and reserves
On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has began as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.
Share based compensation
A.
On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
C.	During 2017 and 2020, the Company granted 78,000 and 86,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:
1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2017	2020
Expected dividend yield	2.68%	0%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
D.	On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.58%
Expected dividend yield	2.42%
Average expected volatility (b)	47.90%
Termination rate	9%
Suboptimal factor (c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
E.	On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 39.62 and the Option expiration date was the earlier to occur of: (a) January 30, 2025; and (b) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.35%
Expected dividend yield	2.42%
Average expected volatility (b)	43.71%
Termination rate	9%
Suboptimal factor (c)	3.28

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
F.	On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 36.11 and the Option expiration date was the earlier to occur of: (a) April 30, 2026; and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:
Average Risk-free interest rate (a)	2.92%
Expected dividend yield	0.0%
Average expected volatility (b)	45.13%
Termination rate	9%
Suboptimal factor (c)	3.2

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
G.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:
Average Risk-free interest rate (a)	2.55%
Expected dividend yield	0.0%
Average expected volatility (b)	44.62%
Termination rate	9%
Suboptimal factor (c)	3.18

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
H.	On June 8, 2020, the Company granted, in the aggregate, 148,426 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 32.54 and the Option expiration date was the earlier to occur of: (a) June 8, 2028; and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:
Average Risk-free interest rate (a)	0.75%
Expected dividend yield	0.0%
Average expected volatility (b)	45.29%
Termination rate	9%
Suboptimal factor (c)	3.16

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
I.	On June 3, 2021, the Company granted, in the aggregate, 133,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.

The exercise price for the options (per ordinary share) was US$ 41.84 and the Option expiration date was the earlier to occur of: (a) June 3, 2029; and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.41%
Expected dividend yield	0.0%
Average expected volatility (b)	45.28%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
J.	The following table summarizes information regarding stock options as at December 31, 2021:
	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

26.91	18,329	1.6	18,329	1.6

33.27	14,865	4.3	14,865	4.3

28.38	35,533	2.4	35,533	2.4

39.62	76,176	3.1	76,176	3.1

36.11	83,016	4.3	83,016	4.3

33.83	87,334	5.1	87,334	5.1

32.54	134,343	6.4	-	-

41.84	129,925	7.4	-	-

	579,521		315,253

The aggregate intrinsic value of options outstanding as of December 31, 2020 and 2021 is US$ 4,589 thousand and US$ 9,129 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2020 and 2021 is US$ 2,263 thousand and US$ 5,300 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2020 and 2021, is US$ 240 thousand and US$ 2,334 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
K.	The stock option activity under the abovementioned plans is as follows:
	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2019	365,495

Granted	141,928	33.83	13.35
Exercised	(5,500)	28.09	10.03
Forfeited	(36,676)	35.88	13.50

Balance at December 31, 2019	465,247

Granted	148,426	32.54	14.82
Exercised	(12,357)	22.38	8.63
Forfeited	(11,269)	33.93	14.56

Balance at December 31, 2020	590,047

Granted	133,925	41.84	16.62
Exercised	(132,702)	34.01	12.85
Forfeited	(11,749)	35.79	15.39

Balance at December 31, 2021	579,521
Exercisable at December 31, 2021	315,253

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
L.	The Restricted Share Units activity under the abovementioned plans is as follows:
	Number of Restricted Share Units	Weighted average grant date fair value
		US$

Balance at January 1, 2019	78,000

Vested	(39,000)	35.36

Balance at December 31, 2019	39,000

Granted	86,000	35.33
Vested	(39,000)	34.43

Balance at December 31, 2020 and December 31, 2021	86,000
The aggregate intrinsic value of RSUs outstanding as of December 31, 2020 and December 31, 2021 is US$ 3,599 thousand and US$ 4,438 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
M.	During 2019, 2020 and 2021, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:
	Year ended December 31
	2019	2020	2021
	US$ thousands

Cost of sales	437	535	480
Research and development costs	900	959	1,011
Selling and marketing expenses	493	602	697
General and administrative expenses	525	615	674

	2,355	2,711	2,862
As of December 31, 2021, there were US$ 2,721 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.17 years.
The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 42 thousand for the year ended December 31, 2021.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Geographic areas and major customers
A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the ultimate customer.

	Year ended December 31
	2019	2020	2021
	US$ thousands

USA	76,081	64,503	88,556
North America - other	1,080	639	964
Israel	11,983	12,362	9,936
Europe	8,973	23,208	19,383
Asia-Pacific	7,123	6,686	9,621

	105,240	107,398	128,460

B.    Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2019	2020	2021
	US$ thousands

Customer "A"	17,107	12,278	19,184
Customer "B"	11,030	4,225	10,145
Customer "C"	2,428	13,468	7,788
Customer "D"	-	13,328	7,689

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Geographic areas and major customers (cont'd)

C.       Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2020 and 2021:

	Year ended December 31
	2020	2021
	US$ thousands

North America	1,081	1,014
Europe	189	340
Israel	12,753	11,987

	14,023	13,341

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Financial Income (Expenses), Net
	Year ended December 31
	2019	2020	2021
	US$ thousands

Interest income	2,295	2,197	1,548
Discount on marketable securities, net	(144)	(244)	(621)
Exchange rate differences, net	(357)	(748)	(1,031)
Bank charges	(148)	(171)	(48)

	1,646	1,034	(152)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income
A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the taxable income or loss and the tax basis of assets and liabilities of the Company’s Israeli operations are denominated in US Dollars.

B.	Corporate tax rate in Israel
The regular corporate tax rate applied to taxable income of Israeli companies is 23% (as from 2018 onwards).
C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")
1.
On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period.

Under the Amendment to the Law, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. The Company elected to apply the uniform corporate tax rate as of 2014.  From 2017 onwards, the uniform tax rate is to be 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The company has two facilities in Israel of which one of them is located in Development Zone A. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).
Should the Company derive income from sources other than the Preferred Company, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

On December 29, 2016 the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.
The benefits will be awarded to a “preferred company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The Amendment is effective as from January 1, 2017.
On June 14, 2017 the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.
Should the Company derive income from sources other than the “preferred technological enterprise”, such income will be taxable at the "Preferred Company" tax rate (for manufacturing activity in Israel) or regular corporate tax rates for the applicable year.

As a result of the aforesaid legislation, starting 2021 the Company implement the “preferred technological enterprise” tax benefit track.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)
2.
In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to the 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2021, approximately US$ 56,136 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ US$ 14,034 thousand would be incurred as of December 31, 2021. Based on the 2021 Budget Law, the Company anticipates that any future dividends distributed pursuant to its dividend policy, will impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Investment Law) may entail additional corporate tax liability to the distributing company. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
D.	Taxation of the subsidiaries
1.
The subsidiary Silicom Inc. files tax returns with US federal tax authorities and with state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee, Texas and Illinois.

The federal corporate income tax rate is 21%.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 8,702 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2021. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 1,537 thousand at December 31, 2021.

E.	Tax assessments
1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2015.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2016. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2015. For the Virginia, Tennessee, New York and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2017. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the years 2018 through 2020. For the Illinois state jurisdiction, Silicom Inc. has open tax assessment for the year 2020.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2015.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2019	2020	2021
	US$ thousands

Income before income taxes:
Israel	9,339	5,565	7,486
Foreign jurisdictions	2,520	1,717	5,419
	11,859	7,282	12,905

Current taxes:
Israel	1,732	1,260	1,281
Foreign jurisdictions	611	506	1,192
	2,343	1,766	2,473

Current tax (benefits) expenses relating to prior years:
Israel	(17)	50	(10)
Foreign jurisdictions	(4)	(198)	(147)
	(21)	(148)	(157)

Deferred taxes:
Israel	(904)	8	174
Foreign jurisdictions	205	(69)	(126)
	(699)	(61)	48

Income tax expense	1,623	1,557	2,364

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
G.	Deferred tax assets and liabilities
The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:
	December 31	December 31
	2020	2021
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	368	420
Research and development costs	1,859	2,000
Operating loss carryforwards	66	-
Share based compensation	365	427
Intangible assets	287	228
Operating lease liabilities	1,121	1,048
Other	1	-
Total deferred tax assets	4,067	4,123

Deferred tax liabilities:
Intangible assets	(203)	(169)
Goodwill	(1,089)	(1,300)
Operating leases right-of-use, net	(1,100)	(1,000)
Other	(21)	(48)
Total deferred tax liabilities	(2,413)	(2,517)

Net deferred tax assets	1,654	1,606

In Israel	1,790	1,616
Foreign jurisdictions	(136)	(10)
Net deferred tax assets	1,654	1,606

Non-current deferred tax assets	1,790	1,616
Non-current deferred tax liabilities	(136)	(10)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2019	2020	2021
	US$ thousands

Income before income taxes	11,859	7,282	12,905
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	2,728	1,675	2,968

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	417	508	395
Prior years adjustments	(21)	(148)	(157)
Tax effect due to
"Preferred Enterprise" status*	(1,099)	(714)	(800)
Statutory rate differential	18	105	(86)
Changes in tax rate	7	181	223
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(476)	-	-
Other	49	(50)	(179)

Income tax expense	1,623	1,557	2,364

*	The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2019	2020	2021

Basic	0.15	0.10	0.12

Diluted	0.15	0.10	0.11

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
I.

Accounting for uncertainty in income taxes

The accounting literature clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2019, 2020 and 2021 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Subsequent Events

A.
In January 2022, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 121,508 options and 16,000 RSUs under the Global Share Incentive Plan (2013).

B.
In March 2022, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 26,666 options under the Global Share Incentive Plan (2013) of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2022, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

C.
Pursuant to the share repurchase plan approved on April 29, 2021, the Company has purchased 57,568 shares of the Company's ordinary shares subsequent to December 31, 2021 and through March 9, 2022 for a total cost of US$ 2,552 thousand inclusive of transaction costs.

D.
In February 2022, Russia launched a military invasion into Ukraine. The outcome of the ongoing conflict is uncertain. At this time the Company is unable to estimate any specific impact to its business, financial condition or results of operations.